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                          August 26, 2020

       Zhengyu Wang
       Chairman of the Board of Directors
       TANTECH HOLDINGS LTD
       c/o Zhejiang Tantech Bamboo Technology Co., Ltd.
       No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City
       Zhejiang Province 323000
       People   s Republic of China

                                                        Re: TANTECH HOLDINGS
LTD
                                                            Registration
Statement on Form F-3
                                                            Filed August 20,
2020
                                                            File No. 333-248197

       Dear Mr. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anthony W. Basch